Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

October 8, 2021

VIA EDGAR

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Tonya Aldave
Justin Dobbie
Rolf Sundwall
David Irving

Re:	Roman DBDR Tech Acquisition Corp. Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A Filed September 22, 2021 File No. 001-39687

Dear Ms. Aldave,

This letter is being submitted on behalf of Roman DBDR Tech Acquisition Corp. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A filed on September 22, 2021 (the “Proxy Statement”), as set forth in your letter dated October 6, 2021 (the “Comment Letter”). In response to the Comment Letter, the Company has revised the Proxy Statement and is filing Amendment No. 4 to Proxy Statement (the “Amended Proxy Statement”) via EDGAR concurrently with this response letter. For the Staff’s reference, we are providing to the Staff by electronic mail both a clean copy of the Amended Proxy Statement and a copy marked to show all changes to the Proxy Statement.

For reference purposes, the text of the Comment Letter has been reproduced in italics herein with a response immediately following the comment. Capitalized terms used herein but not defined in this letter have the meanings ascribed to such terms in the Amended Proxy Statement. Except for any page references which appear in the Staff’s headings or comments (which are references to the Proxy Statement), all page references herein correspond to the applicable page of the Amended Proxy Statement, unless the context otherwise requires.

Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A filed on September 22, 2021

Risk Factors, page 15

1.	Please add risk factor disclosure to describe the risk to investors that your role in facilitating transactions in digital assets creates the risk that you may be operating as an unregistered exchange or part of an unregistered exchange mechanism under the Exchange Act.

Response: The Company respectfully acknowledges the Staff’s comment and has included additional disclosure on page 22 of the Amended Proxy Statement to disclose the risk that CompoSecure may be operating as an unregistered exchange or part of an unregistered exchange mechanism under the Exchange Act.

Division of Corporation Finance

October 8, 2021

Arculus, page 168

2.	You state here that you expect the Arculus Wallet to support transactions in multiple cryptocurrencies, including Bitcoin, Bitcoin Cash, and Ethereum, with additional cryptocurrencies and other digital assets expected to be added in the future. Please reconcile this disclosure with information on your website listing a much larger group of digital assets. Please also reconcile the statement that you "expect" the wallet to support certain cryptocurrencies with disclosure elsewhere that you launched the platform during the third quarter.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 168 of the Amended Proxy Statement to disclose and clarify the specific Cryptocurrencies which, as of the date of the Amended Proxy Statement, are supported by the Arculus Platform following its initial commercial launch and to distinguish such Cryptocurrencies from others that are not currently supported by the Arculus Platform, but may be added in the future.

* * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Gregg L. Katz at (617) 570-1406 or GKatz@goodwinlaw.com.

Sincerely,

/s/ Gregg L. Katz
Gregg L. Katz

cc:	Donald G. Basile, Roman DBDR Tech Acquisition Corp.
Steven J. Feder, General Counsel, CompoSecure, L.L.C.
David C. Schwartz, Morgan Lewis & Bockius LLP